Exhibit 99.1

LeddarTech Announces Up to US$9.0 Million Financing and
US$1.5 Million of Convertible Note Conversions Above Market at US$2.00 Per Share

QUEBEC CITY, Canada, August 19, 2024 – LeddarTech® Holdings Inc. (“LeddarTech” or the “Company”) (Nasdaq: LDTC) an automotive software company that provides patented disruptive AI-based low-level sensor fusion and perception software technology, LeddarVision™, for ADAS, AD and parking applications, announced today that the Company entered into definitive agreements with certain of its principal shareholders, FS Investors (“FS”) and Investissement Québec (“IQ”), and its senior lender, Fédération des caisses Desjardins du Québec (“Desjardins” and, collectively with FS and IQ, the “Bridge Lenders”), pursuant to which the Bridge Lenders make available to the Company bridge loans (the “Bridge Loans”) in an aggregate amount of up to US$9.0 million (the “Bridge Financing”). Under the Bridge Financing, FS and IQ have the right, but not the obligation, to convert their respective Bridge Loan into common shares in the capital of the Company (“Common Shares”) at an initial conversion price of US$5.00 per Common Share, subject to adjustment, representing a premium of 852% above the closing price of the Common Shares on August 16, 2024.

In connection with the Bridge Financing, FS has agreed to convert US$1.5 million of its existing convertible notes into Common Shares at an above-market conversion price of US$2.00 per share, reducing the convertible note balance by US$1.5 million.

The Bridge Financing is comprised of two tranches, with the first tranche of US$6.0 million funding immediately and the second tranche of US$3.0 million to be funded on or about October 15, 2024. The second tranche of the Bridge Financing is conditioned on the absence of a default under the Bridge Loans and the receipt by the Company of a commitment from a strategic investor to invest a minimum amount of US$5.0 million in a subsequent equity capital raise. The Bridge Loans from FS and IQ will be issued at a 25% original issue discount (meaning that US$8.0 million of such Bridge Loans will be issued by the Company in exchange for gross proceeds of US$6.0 million). Amounts outstanding under the Bridge Loans bear interest at the US base rate (currently 9.0%), plus 4.00%. Interest under the Bridge Loans is to be capitalized monthly (instead of being payable in cash) and added to the outstanding principal amount of the Bridge Loans. The Bridge Loans have a maturity date of November 15, 2024, and will be due and payable earlier upon the occurrence of certain other events, such as a change in control.

In connection with the Bridge Financing, the Company and Desjardins have also entered into a Thirteenth Amending Agreement to the Amended and Restated Financing Offer dated as of April 5, 2023 (the “Desjardins Credit Facility”) to harmonize the Desjardins Credit Facility with the terms and conditions set forth in the Bridge Loans, and to include an amendment fee in consideration of Desjardins’ agreement to authorize the indebtedness under the Bridge Financing and that the security under the Bridge Financing will rank pari passu to the security of Desjardins under the Desjardins Credit Facility.

The Bridge Financing constitutes a “related party transaction” within the meaning of Regulation 61-101 – Protections of Minority Security Holders in Special Transactions (“Regulation 61-101”) as each of FS and IQ is an “insider” of the Company under Canadian securities laws. However, in light of the fact that the Company’s board of directors (the “Board”) have determined that the Company is in serious financial difficulty, the Company is relying on the exemption from the formal valuation and minority shareholder approval requirements contained in Regulation 61-101 on the basis of the “financial hardship” exemption therein.

After considering and reviewing all of the circumstances currently surrounding the Company and the Bridge Financing, the Board, including all independent members of the Board who are free from interest in the Bridge Financing and unrelated to the Bridge Lenders, acting in good faith, unanimously determined that (i) the Company is in serious financial difficulty, (ii) the Bridge Financing is designed to improve the financial condition of the Company, and (iii) the terms of the Bridge Financing are reasonable in the Company’s circumstances. The Company did not file a material change report more than 21 days before entering into the Bridge Loans as details of the related parties’ participation in the Bridge Financing had not been settled.

Maxim Group LLC is acting as financial advisor to the Company for the Bridge Financing.

The Bridge Loans have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or applicable state securities laws, and accordingly may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sales of any securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

About LeddarTech

A global software company founded in 2007 and headquartered in Quebec City with additional R&D centers in Montreal and Tel Aviv, Israel, LeddarTech develops and provides comprehensive AI-based low-level sensor fusion and perception software solutions that enable the deployment of ADAS, autonomous driving (AD) and parking applications. LeddarTech’s automotive-grade software applies advanced AI and computer vision algorithms to generate accurate 3D models of the environment to achieve better decision making and safer navigation. This high-performance, scalable, cost-effective technology is available to OEMs and Tier 1-2 suppliers to efficiently implement automotive and off-road vehicle ADAS solutions.

LeddarTech is responsible for several remote-sensing innovations, with over 160 patent applications (87 granted) that enhance ADAS, AD and parking capabilities. Better awareness around the vehicle is critical in making global mobility safer, more efficient, sustainable and affordable: this is what drives LeddarTech to seek to become the most widely adopted sensor fusion and perception software solution.

Additional information about LeddarTech is accessible at www.LeddarTech.com and on LinkedIn, Twitter (X), Facebook and YouTube.

Forward-Looking Statements

Certain statements contained in this Press Release may be considered forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (which forward-looking statements also include forward-looking statements and forward-looking information within the meaning of applicable Canadian securities laws), including, but not limited to, statements relating to LeddarTech’s anticipated financing and business strategy, future operations, prospects, objectives and financial projections and other financial metrics. Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “anticipate,” “plan,” “likely,” “believe,” “estimate,” “project,” “intend” and other similar expressions among others. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: (i) the possibility that anticipated benefits of LeddarTech’s recent business combination will not be realized; (ii) the risk that shareholder litigation in connection with the business combination or other settlements or investigations may result in significant costs of defense, indemnification and liability; (iii) changes in general economic and/or industry-specific conditions; (iv) possible disruptions from the business combination that could harm LeddarTech’s business; (v) the ability of LeddarTech to retain, attract and hire key personnel; (vi) potential adverse reactions or changes to relationships with customers, employees, suppliers or other parties, including as a result of the business combination; (vii) potential business uncertainty, including changes to existing business relationships following the business combination that could affect LeddarTech’s financial performance; (viii) legislative, regulatory and economic developments; (ix) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism, outbreak or escalation of war or hostilities and any epidemic, pandemic or disease outbreak (including COVID-19), as well as management’s response to any of the aforementioned factors; (x) access to capital and financing and LeddarTech’s ability to maintain compliance with debt covenants; (xi) LeddarTech’s ability to execute its business model, achieve design wins and generate meaningful revenue; and (xii) other risk factors as detailed from time to time in LeddarTech’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”) and on the Company’s SEDAR+ profile at www.sedarplus.ca, including the risk factors contained in LeddarTech’s Annual Report on Form 20-F for the fiscal year ended September 30, 2023 filed with the SEC and on SEDAR+. The foregoing list of important factors is not exhaustive. Except as required by applicable law, LeddarTech does not undertake any obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:

Daniel Aitken, Vice-President, Global Marketing, Communications and Investor Relations, LeddarTech Holdings Inc. Tel.: + 1-418-653-9000 ext. 232 daniel.aitken@LeddarTech.com

●	Investor relations website: investors.LeddarTech.com

●	Investor relations contact: Kevin Hunt, ICR Inc. kevin.hunt@icrinc.com

●	Financial media contact: Dan Brennan, ICR Inc. dan.brennan@icrinc.com

Leddar, LeddarTech, LeddarVision, LeddarSP, VAYADrive, VayaVision and related logos are trademarks or registered trademarks of LeddarTech Holdings Inc. and its subsidiaries. All other brands, product names and marks are or may be trademarks or registered trademarks used to identify products or services of their respective owners.

LeddarTech Holdings Inc. is a public company listed on the Nasdaq under the ticker symbol “LDTC.”

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